UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

**Date of Report
(Date of earliest event reported):**

July 26, 2004

THERMO ELECTRON CORPORATION
(Exact name of Registrant as specified in its Charter)

Commission File Number 1-8002

Delaware	04-2209186
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

81 Wyman Street, P.O. Box 9046	
Waltham, Massachusetts	02454-9046
(Address of principal executive offices)	(Zip Code)

(781) 622-1000
(Registrant's telephone number, including area code)

THERMO ELECTRON CORPORATION

This Current Report on Form 8-K contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward Looking Statements" in the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2004. These include risks and uncertainties relating to the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic conditions and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, retention of contingent liabilities from businesses we sold, realization of potential future savings from new sourcing initiatives, implementation of new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. While we may elect to update forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our estimates change and, therefore, you should not rely on these forward-looking statements as representing our views as of any date subsequent to today.

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits

(a)   Financial Statements of Business Acquired: Not applicable.

(b)   Pro Forma Financial Information: Not applicable.

(c)   Exhibits

99.1 Press Release dated July 16, 2004

99.2 Supplemental Financial Information

Item 9.   Regulation FD Disclosure

On June 1, 2004, the Registrant announced that it had entered into a definitive agreement (the "Definitive Agreement") for the sale of substantially all of its Optical Technologies Segment, Spectra-Physics ("Spectra-Physics"), to Newport Corporation for $300 million, subject to a post-closing balance sheet adjustment. The full text of the press release issued in connection with the announcement was attached as Exhibit 99 to the Registrant's Form 8-K dated June 1, 2004 (filed June 2, 2004).

On July 16, 2004, the Registrant subsequently announced that it had completed the sale of Spectra-Physics. The full text of the press release issued in connection with that announcement is attached as Exhibit 99.1 to this Form 8-K and incorporated herein by reference. The foregoing information contained in this Form 8-K and Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Regulation FD Disclosure (Information furnished pursuant to Item 12, "Disclosure of Results of Operations and Financial Condition")

The execution of the Definitive Agreement with Newport resulted in Spectra-Physics being treated as a discontinued operation in the Registrant's financial statements beginning in the second quarter of 2004. As a result, the Registrant has restated its historical financial statements by removing Spectra-Physics from its results of continuing operations and reporting the business as a discontinued operation. Exhibit 99.2 attached hereto includes unaudited financial data concerning the effect of treating Spectra-Physics as a discontinued operation.

THERMO ELECTRON CORPORATION

In accordance with the procedural guidance in SEC Release No. 33-8216, the foregoing information in this Form 8-K and Exhibit 99.2 attached hereto is being furnished under "Item 9. Regulation FD Disclosure" rather than under "Item 12. Disclosure of Results of Operations and Financial Condition." The information shall not be deemed "filed" for purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, on this 26th day of July 2004.

THERMO ELECTRON CORPORATION

By: /s/ Peter E. Hornstra
Peter E. Hornstra
Corporate Controller and Chief Accounting Officer

Exhibit 99.1



Thermo
ELECTRON CORPORATION

News

FOR IMMEDIATE RELEASE

Media Contact Information:
Lori Gorski
Phone: 781-622-1242
E-mail: lori.gorski@thermo.com
Website: www.thermo.com

Investor Contact Information:
J. Timothy Corcoran
Phone: 781-622-1111
E-mail: tim.corcoran@thermo.com

Thermo Electron Completes Transaction for the Sale of Its Optical Technologies Segment to Newport Corporation for $300 Million

WALTHAM, Mass. (July 16, 2004) – Thermo Electron Corporation (NYSE:TMO) announced today that it has completed the previously announced sale of its Optical Technologies Segment to Newport Corporation (NYSE:NEWP).

On June 1, 2004, Thermo Electron announced that it had signed a definitive agreement to sell the business for $300 million to Newport Corporation. Under the terms of this agreement Thermo Electron receives $200 million in cash proceeds, $50 million in a 5-year note due in 2009, and $50 million in Newport common stock. Thermo retains ownership of a small business in the Optical Technologies Segment that makes highly technical digital cameras used in Thermo's Scientific Instruments Division.

Thermo Electron Corporation is the world leader in analytical instruments. Our instrument solutions enable our customers to make the world a healthier, cleaner and safer place. Thermo's Life and Laboratory Sciences business (70% of revenues) provides analytical instruments, scientific equipment, services and software solutions for life sciences, drug discovery, clinical, environmental, and industrial laboratories. Thermo's Measurement and Control business (30% of revenues) provides analytical instruments used in a variety of manufacturing processes as well as safety and homeland security applications. Based near Boston, Massachusetts, Thermo has revenues of more than $2 billion, and employs approximately 10,000 people in 30 countries. For more information, visit www.thermo.com.

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-Looking Statements" in the company's Quarterly Report on Form 10-Q for the fiscal quarter ended April 3, 2004. These include risks and uncertainties relating to: the need to develop new products and adapt to significant technological change, dependence on customers that operate in cyclical industries, general worldwide economic conditions and related uncertainties, the effect of changes in governmental regulations, dependence on customers' capital spending policies and government funding policies, use and protection of intellectual property, exposure to product liability claims in excess of insurance coverage, retention of contingent liabilities from businesses we sold, realization of potential future savings from new productivity initiatives, implementation of new branding strategy, implementation of strategies for improving internal growth, the effect of exchange rate fluctuations on international operations, identification, completion and integration of new acquisitions and potential impairment of goodwill from previous acquisitions. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

###

Exhibit 99.2

THERMO ELECTRON CORPORATION

Supplemental Financial Information
Restated Presentation for Sale of Spectra-Physics

Schedule A.   Restated Statement of Operations (Unaudited), GAAP and Adjusted: 2001 to 2003

Schedule B.   Reconciliation of Previously Reported GAAP P&L to Restated GAAP P&L: Q1-03 to Q1-04

Schedule C.   Reconciliation of Previously Provided Adjusted P&L to Restated Adjusted P&L: Q1-03 to Q1-04

Schedule D.   Reconciliation of Previously Reported GAAP and Restated GAAP Results to Previously Provided Adjusted and Restated Adjusted Results: Q1-03 to Q1-04

Restated Presentation

On June 1, 2004, Thermo announced that it entered into an agreement to sell substantially all of its Optical Technologies Segment, Spectra-Physics. The execution of this agreement resulted in Spectra-Physics being treated as a discontinued operation in Thermo's financial statements beginning in the second quarter of 2004, by removing Spectra-Physics from its results of continuing operations and reporting the business as a discontinued operation. The following unaudited financial information reflects the effect on Thermo's historical financial statements of treating Spectra Physics as a discontinued operation.

Use of Non-GAAP Financial Measures

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), we present certain non-GAAP financial measures herein (identified as "adjusted"), which exclude, to the extent such item would have been included in the most directly comparable GAAP financial measure: certain charges to cost of revenues; restructuring and other costs/income; amortization of acquisition-related intangible assets and, in 2001, goodwill; certain other gains and losses that are either isolated or cannot be expected to occur again with any regularity or predictability, such as those arising from the sale of a business or real estate, the sale of our shares in Thoratec and FLIR Systems, Inc. (we no longer hold shares of FLIR Systems, Inc.), the tax provisions/benefits related to the previous items, and benefit from tax credit carryforwards. We exclude these items because they are outside of our normal operations and we believe that the inclusion of such non-GAAP measures helps investors to gain a better understanding of our core operating results.

Thermo's management uses certain of these non-GAAP measures, in addition to GAAP financial measures, as the basis for measuring the company's core operating performance and comparing such performance to that of prior periods and to the performance of our competitors. We believe that this allows for comparisons of operating results that are consistent over time. Such measures are also used by management in their financial and operating decision making and for compensation purposes.

The non-GAAP financial measures of Thermo's results of operations presented herein are not meant to be considered superior to or a substitute for Thermo's results of operations prepared in accordance with GAAP. Reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures are set forth in the accompanying tables.

Schedule A

Restated Consolidated Statement of Operations
(In thousands except per share amounts)
(Unaudited)

	2003		2002		2001	
	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)	Reported (a)	Adjusted (b)
Revenues	$1,899,378	$1,899,378	$1,849,360	$1,849,360	$1,916,222	$1,916,222
Costs and Operating Expenses:						
Cost of revenues (c)	1,019,476	1,019,405	1,000,465	991,993	1,047,946	1,029,887
Selling, general, and administrative expenses	510,284	510,284	502,123	502,123	509,800	509,800
Amortization of acquisition-related intangible assets	9,038	–	7,243	–	43,937	–
Research and development expenses	127,996	127,996	131,976	131,976	142,798	142,798
Restructuring and other costs, net (d)	45,200	–	37,691	–	89,390	–
	1,711,994	1,657,685	1,679,498	1,626,092	1,833,871	1,682,485
Operating Income	187,384	241,693	169,862	223,268	82,351	233,737
Interest and Other Income, Net (e)	35,247	6,290	131,500	21,560	39,511	4,679
Income from Continuing Operations Before Income Taxes, Minority Interest, and Cumulative Effect of Change in Accounting Principle	222,631	247,983	301,362	244,828	121,862	238,416
Provision for Income Taxes (f)	(47,421)	(66,807)	(97,943)	(75,358)	(45,856)	(81,204)
Minority Interest Expense (f)	–	–	–	–	(36)	(36)
Income from Continuing Operations Before Cumulative Effect of Change in Accounting Principle	175,210	181,176	203,419	169,470	75,970	157,176
Loss from Discontinued Operations (net of income tax benefit of $1,485 in 2003, $5,478 in 2002, and $18,290 in 2001)	(2,513)	–	(9,059)	–	(25,317)	–
Gain (Loss) on Disposal of Discontinued Operations, Net (net of income tax provision of $8,141 in 2003; includes tax benefit of $21,008 and $22,741 in 2002 and 2001)	27,312	–	115,370	–	(50,440)	–
Income Before Cumulative Effect of Change in Accounting Principle	200,009	181,176	309,730	169,470	213	157,176
Cumulative Effect of Change in Accounting Principle	–	–	–	–	(994)	–
Net Income (Loss)	$ 200,009	$ 181,176	$ 309,730	$ 169,470	$ (781)	$ 157,176
Earnings per Share from Continuing Operations Before Cumulative Effect of Change in Accounting Principle:						
Basic	$ 1.08		$ 1.21		$ .42	
Diluted	$ 1.05		$ 1.17		$ .41	
Earnings (Loss) per Share (g):						
Basic	$ 1.23		$ 1.84		$ –	
Diluted	$ 1.20	$ 1.09	$ 1.73	$ .98	$ –	$ .85
Weighted Average Shares:						
Basic	162,713		168,572		180,560	
Diluted (h)	170,730	170,730	186,611	182,760	183,916	184,387

(a) Reported results were determined in accordance with U.S. generally accepted accounting principles (GAAP). All amounts have been restated to reflect the treatment of Spectra-Physics as a discontinued operation.

(b) Adjusted results are non-GAAP measures and exclude inventory charges (note c); amortization of acquisition-related intangible assets and, in 2001, amortization of goodwill; restructuring and other costs/income (note d); certain other income/expense (note e); the tax consequences of these items and other tax benefit (note f); income (loss) from discontinued operations; gain (loss) on disposal of discontinued operations; and the cumulative effect of a change in accounting principle.

(c) Reported results in 2003 include $71,000 of charges primarily for the sale of inventories revalued at the date of acquisition. Reported results in 2002 include charges of $6,041,000 of inventory writedowns for the abandonment of product lines and $2,431,000 of charges for the sale of inventories revalued at the date of acquisition. Reported results in 2001 include charges of $18,059,000 of inventory writedowns, principally for the abandonment of product lines.

(d) Reported results in 2003 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; a writedown to disposal value of a product line and a business that were sold in October 2003; net gains on the sale of a product line and property; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. Reported results in 2002 include restructuring and other items; severance; abandoned facility and other expenses of real estate consolidation; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure. These items are net of gains on the sale of businesses. Reported results in 2001 include restructuring and other items consisting principally of severance; abandoned facility and other expenses of real estate consolidation; net losses on sales of businesses; in-process research and development at an acquired business; and investment banking, legal, and consulting fees, as well as employee-retention costs associated with the company's reorganization announced in 2000.

(e) Reported results include $16,279,000 of gains from the sale of shares of Thoratec Corporation in 2003, and $13,654,000, $111,432,000, and $35,117,000 of gains from the sale of shares of FLIR Systems, Inc. in 2003, 2002, and 2001, respectively. Reported results also include losses of $976,000 and $1,492,000 in 2003 and 2002, respectively, and gains of $1,698,000 in 2001 on the early retirement of debt. These items have been excluded from adjusted results.

(f) Adjusted results exclude $6,645,000 of incremental tax benefit in 2003, $22,585,000 of incremental tax provision in 2002, and $35,348,000 of incremental tax benefit in 2001, for the items in (b) through (e) and in 2003 exclude $9,026,000 of tax benefit from the reversal of a valuation allowance due to expected utilization of foreign tax credit carryforwards and $3,715,000 of tax benefit from the sale of a business.

(g) Reported earnings per share excludes interest expense on convertible debentures of $4,830,000 and $13,986,000, net of tax, in 2003 and 2002, respectively, for the assumed conversion of such convertible debentures. Adjusted earnings per share excludes interest expense on convertible debentures of $4,830,000, $10,176,000, and $266,000, net of tax, in 2003, 2002, and 2001, respectively, for the assumed conversion of such convertible debentures.

(h) Adjusted weighted average diluted shares reflect the dilutive effect on the convertible debentures of the adjustments to net income as described in notes (b) through (g).

Thermo Electron Corporation
GAAP P&L (as previously reported and restated)
Schedule B
(In thousands except EPS)
(Unaudited)

	Q1-03			Q2-03		
	Previously Reported	Reclassify Spectra-Physics	Restated	Previously Reported	Reclassify Spectra-Physics	Restated
Revenues	500,205	(45,577)	454,628	516,405	(49,137)	467,268
Cost of Revenues	276,367	(32,306)	244,061	283,260	(33,113)	250,147
SG&A (a)	136,727	(10,831)	125,896	140,319	(12,575)	127,744
R&D	37,321	(4,612)	32,709	37,132	(4,522)	32,610
Restructuring & Other Costs (net)	8,102	(1,152)	6,950	4,872	(184)	4,688
Amortization of acquisition-related intangible assets	2,392	(281)	2,111	2,540	(207)	2,333
Operating Income	39,296	3,605	42,901	48,282	1,464	49,746
Interest Income (b)	7,685	(13)	7,672	7,077	(3)	7,074
Interest Expense (b)	(6,904)	175	(6,729)	(5,433)	76	(5,357)
Other Income (net)	5,120	117	5,237	10,551	172	10,723
Income from Continuing Operations Before Income Taxes and Minority Interest	45,197	3,884	49,081	60,477	1,709	62,186
Income Tax Provision	(13,806)	(1,187)	(14,993)	(7,338)	(207)	(7,545)
Income from Continuing Operations	31,391	2,697	34,088	53,139	1,502	54,641
Discontinued Operations (net of tax)	5,036	(2,697)	2,339	-	(1,502)	(1,502)
Net Income	36,427	-	36,427	53,139	-	53,139
Add Back:						
Interest - Convertible Debentures (net of tax)	52		52	1,745		1,745
Diluted Shares	165,614		165,614	172,459		172,459
GAAP Diluted EPS - Continuing Operations	0.19		0.21	0.32		0.33
GAAP Diluted EPS	0.22		0.22	0.32		0.32
Gross Margin	44.7%	29.1%	46.3%	45.1%	32.6%	46.5%
SG&A	27.3%	23.8%	27.7%	27.2%	25.6%	27.3%
R&D	7.5%	10.1%	7.2%	7.2%	9.2%	7.0%
Operating Margin	7.9%	-7.9%	9.4%	9.3%	-3.0%	10.6%
Pretax Margin	9.0%	-8.5%	10.8%	11.7%	-3.5%	13.3%
Net Margin	7.3%	NM	8.0%	10.3%	NM	11.4%
Depreciation Expense	11,642	(2,794)	8,848	12,481	(2,574)	9,907
Charges to Cost of Revenues	-	-	-	-	-	-

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) Interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

Thermo Electron Corporation
GAAP P&L (as previously reported and restated)
Schedule B
(In thousands except EPS)
(Unaudited)

	Q3-03			Q4-03		
	Previously Reported	Reclassify Spectra-Physics	Restated	Previously Reported	Reclassify Spectra-Physics	Restated
Revenues	**497,116**	**(48,549)**	**448,567**	**583,409**	**(54,494)**	**528,915**
Cost of Revenues	271,213	(31,389)	239,824	318,280	(32,836)	285,444
SG&A (a)	131,879	(11,508)	120,371	149,309	(13,036)	136,273
R&D	34,900	(4,456)	30,444	37,041	(4,808)	32,233
Restructuring & Other Costs (net)	14,273	(454)	13,819	21,462	(1,719)	19,743
Amortization of acquisition-related intangible assets	2,470	(207)	2,263	2,502	(171)	2,331
Operating Income	**42,381**	**(535)**	**41,846**	**54,815**	**(1,924)**	**52,891**
Interest Income (b)	2,909	1	2,910	2,002	5	2,007
Interest Expense (b)	(3,551)	93	(3,458)	(2,788)	135	(2,653)
Other Income (net)	10,646	438	11,084	6,545	192	6,737
Income from Continuing Operations Before Income Taxes and Minority Interest	52,385	(3)	52,382	60,574	(1,592)	58,982
Income Tax Provision	(13,388)	1	(13,387)	(11,404)	(92)	(11,496)
Income from Continuing Operations	**38,997**	**(2)**	**38,995**	**49,170**	**(1,684)**	**47,486**
Discontinued Operations (net of tax)	9,518	2	9,520	12,758	1,684	14,442
Net Income	**48,515**	**-**	**48,515**	**61,928**	**-**	**61,928**
Add Back:						
Interest - Convertible Debentures (net of tax)	871		871	413		413
Diluted Shares	169,155		169,155	167,812		167,812
GAAP Diluted EPS - Continuing Operations	**0.24**		**0.24**	**0.30**		**0.29**
GAAP Diluted EPS	**0.29**		**0.29**	**0.37**		**0.37**
Gross Margin	45.4%	35.3%	46.5%	45.4%	39.7%	46.0%
SG&A	26.5%	23.7%	26.8%	25.6%	23.9%	25.8%
R&D	7.0%	9.2%	6.8%	6.3%	8.8%	6.1%
Operating Margin	8.5%	1.1%	9.3%	9.4%	3.5%	10.0%
Pretax Margin	10.5%	0.0%	11.7%	10.4%	2.9%	11.2%
Net Margin	9.8%	NM	10.8%	10.6%	NM	11.7%
Depreciation Expense	12,061	(2,789)	9,272	12,461	(2,811)	9,650
Charges to Cost of Revenues	-	-	-	71	-	71

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) Interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

Thermo Electron Corporation
GAAP P&L (as previously reported and restated)
Schedule B
(In thousands except EPS)
(Unaudited)

	2003			Q1-04		
	Previously Reported	Reclassify Spectra-Physics	Restated	Previously Reported	Reclassify Spectra-Physics	Restated
Revenues	2,097,135	(197,757)	1,899,378	582,002	(56,970)	525,032
Cost of Revenues	1,149,120	(129,644)	1,019,476	317,418	(33,246)	284,172
SG&A (a)	558,234	(47,950)	510,284	159,734	(12,981)	146,753
R&D	146,394	(18,398)	127,996	39,822	(5,553)	34,269
Restructuring & Other Costs (net)	48,709	(3,509)	45,200	3,166	(8)	3,158
Amortization of acquisition-related intangible assets	9,904	(866)	9,038	3,977	(171)	3,806
Operating Income	184,774	2,610	187,384	57,885	(5,011)	52,874
Interest Income (b)	19,673	(10)	19,663	1,922	(2)	1,920
Interest Expense (b)	(18,676)	479	(18,197)	(2,862)	133	(2,729)
Other Income (net)	32,862	919	33,781	3,135	276	3,411
Income from Continuing Operations Before Income Taxes and Minority Interest	218,633	3,998	222,631	60,080	(4,604)	55,476
Income Tax Provision	(45,936)	(1,485)	(47,421)	(16,958)	1,147	(15,811)
Income from Continuing Operations	172,697	2,513	175,210	43,122	(3,457)	39,665
Discontinued Operations (net of tax)	27,312	(2,513)	24,799	-	3,457	3,457
Net Income	200,009	-	200,009	43,122	-	43,122
Add Back:						
Interest - Convertible Debentures (net of tax)	4,830		4,830	413		413
Diluted Shares	170,730		170,730	169,996		169,996
GAAP Diluted EPS - Continuing Operations	1.04		1.05	0.26		0.24
GAAP Diluted EPS	1.20		1.20	0.26		0.26
Gross Margin	45.2%	34.4%	46.3%	45.5%	41.6%	45.9%
SG&A	26.6%	24.2%	26.9%	27.4%	22.8%	28.0%
R&D	7.0%	9.3%	6.7%	6.8%	9.7%	6.5%
Operating Margin	8.8%	-1.3%	9.9%	9.9%	8.8%	10.1%
Pretax Margin	10.4%	-2.0%	11.7%	10.3%	8.1%	10.6%
Net Margin	9.5%	NM	10.5%	7.4%	NM	8.2%
Depreciation Expense	48,645	(10,968)	37,677	13,536	(2,658)	10,878
Charges to Cost of Revenues	71	-	71	2,408	-	2,408

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) Interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

Thermo Electron Corporation
Adjusted P&L (as previously provided and restated)
Schedule C
(In thousands except EPS)
(Unaudited)

	Q1-03			Q2-03		
	Previously Provided	Reclassify Spectra-Physics	Restated	Previously Provided	Reclassify Spectra-Physics	Restated
Revenues	500,205	(45,577)	454,628	516,405	(49,137)	467,268
Cost of Revenues	276,367	(32,306)	244,061	283,260	(33,113)	250,147
SG&A (a)	136,727	(10,831)	125,896	140,319	(12,575)	127,744
R&D	37,321	(4,612)	32,709	37,132	(4,522)	32,610
Adjusted Operating Income	49,790	2,172	51,962	55,694	1,073	56,767
Interest Income (b)	7,685	(13)	7,672	7,077	(3)	7,074
Interest Expense (b)	(6,904)	175	(6,729)	(5,433)	76	(5,357)
Other Income (net)	1,418	117	1,535	599	172	771
Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	51,989	2,451	54,440	57,937	1,318	59,255
Income Tax Provision	(15,597)	(735)	(16,332)	(14,853)	(343)	(15,196)
Adjusted Net Income	36,392	1,716	38,108	43,084	975	44,059
Add Back:						
Interest - Convertible Debentures (net of tax)	450		1,801	1,745		1,745
Diluted Shares	167,480		173,496	172,459		172,459
Adjusted Diluted EPS	0.22		0.23	0.26		0.27
Adjusted Gross Margin	44.7%	29.1%	46.3%	45.1%	32.6%	46.5%
SG&A	27.3%	23.8%	27.7%	27.2%	25.6%	27.3%
R&D	7.5%	10.1%	7.2%	7.2%	9.2%	7.0%
Adjusted Operating Margin	10.0%	-4.8%	11.4%	10.8%	-2.2%	12.1%
Adjusted Pretax Margin *	10.4%	-5.4%	12.0%	11.2%	-2.7%	12.7%
Adjusted Net Margin	7.3%	NM	8.4%	8.3%	NM	9.4%

Note: The results as presented above exclude certain components of GAAP results as detailed on Schedule D of this Supplemental Financial Information package.

* Adjusted Pretax Margin represents Adjusted Income from Continuing Operations Before Income Taxes divided by Revenues.

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

6

Thermo Electron Corporation
Adjusted P&L (as previously provided and restated)
Schedule C
(In thousands except EPS)
(Unaudited)

	Q3-03			Q4-03		
	Previously Provided	Reclassify Spectra-Physics	Restated	Previously Provided	Reclassify Spectra-Physics	Restated
Revenues	497,116	(48,549)	448,567	583,409	(54,494)	528,915
Cost of Revenues	271,213	(31,389)	239,824	318,209	(32,836)	285,373
SG&A (a)	131,879	(11,508)	120,371	149,309	(13,036)	136,273
R&D	34,900	(4,456)	30,444	37,041	(4,808)	32,233
Adjusted Operating Income	59,124	(1,196)	57,928	78,850	(3,814)	75,036
Interest Income (b)	2,909	1	2,910	2,002	5	2,007
Interest Expense (b)	(3,551)	93	(3,458)	(2,788)	135	(2,653)
Other Income (net)	1,293	438	1,731	595	192	787
Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	59,775	(664)	59,111	78,659	(3,482)	75,177
Income Tax Provision	(15,369)	170	(15,199)	(20,990)	910	(20,080)
Adjusted Net Income	44,406	(494)	43,912	57,669	(2,572)	55,097
Add Back:						
Interest - Convertible Debentures (net of tax)	871		871	413		413
Diluted Shares	169,155		169,155	167,812		167,812
Adjusted Diluted EPS	0.27		0.26	0.35		0.33
Adjusted Gross Margin	45.4%	35.3%	46.5%	45.5%	39.7%	46.0%
SG&A	26.5%	23.7%	26.8%	25.6%	23.9%	25.8%
R&D	7.0%	9.2%	6.8%	6.3%	8.8%	6.1%
Adjusted Operating Margin	11.9%	2.5%	12.9%	13.5%	7.0%	14.2%
Adjusted Pretax Margin *	12.0%	1.4%	13.2%	13.5%	6.4%	14.2%
Adjusted Net Margin	8.9%	NM	9.8%	9.9%	NM	10.4%

Note: The results as presented above exclude certain components of GAAP results as detailed on Schedule D of this Supplemental Financial Information package.

* Adjusted Pretax Margin represents Adjusted Income from Continuing Operations Before Income Taxes divided by Revenues.

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) Interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

7

Thermo Electron Corporation
Adjusted P&L (as previously provided and restated)
Schedule C
(In thousands except EPS)
(Unaudited)

	2003			Q1-04		
	Previously Provided	Reclassify Spectra-Physics	Restated	Previously Provided	Reclassify Spectra-Physics	Restated
Revenues	2,097,135	(197,757)	1,899,378	582,002	(56,970)	525,032
Cost of Revenues	1,149,049	(129,644)	1,019,405	315,010	(33,246)	281,764
SG&A (a)	558,234	(47,950)	510,284	159,734	(12,981)	146,753
R&D	146,394	(18,398)	127,996	39,822	(5,553)	34,269
Adjusted Operating Income	243,458	(1,765)	241,693	67,436	(5,190)	62,246
Interest Income (b)	19,673	(10)	19,663	1,922	(2)	1,920
Interest Expense (b)	(18,676)	479	(18,197)	(2,862)	133	(2,729)
Other Income (net)	3,905	919	4,824	1,515	275	1,790
Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	248,360	(377)	247,983	68,011	(4,784)	63,227
Income Tax Provision	(66,809)	2	(66,807)	(19,383)	1,319	(18,064)
Adjusted Net Income	181,551	(375)	181,176	48,628	(3,465)	45,163
Add Back:						
Interest - Convertible Debentures (net of tax)	4,830		4,830	413		413
Diluted Shares	170,730		170,730	169,996		169,996
Adjusted Diluted EPS	1.09		1.09	0.29		0.27
Adjusted Gross Margin	45.2%	34.4%	46.3%	45.9%	41.6%	46.3%
SG&A	26.6%	24.2%	26.9%	27.4%	22.8%	28.0%
R&D	7.0%	9.3%	6.7%	6.8%	9.7%	6.5%
Adjusted Operating Margin	11.6%	0.9%	12.7%	11.6%	9.1%	11.9%
Adjusted Pretax Margin *	11.8%	0.2%	13.1%	11.7%	8.4%	12.0%
Adjusted Net Margin	8.7%	NM	9.5%	8.4%	NM	8.6%

Note: The results as presented above exclude certain components of GAAP results as detailed on Schedule D of this Supplemental Financial Information package.

* Adjusted Pretax Margin represents Adjusted Income from Continuing Operations Before Income Taxes divided by Revenues.

(a) Corporate SG&A costs are not allocated to Spectra-Physics results. Such costs remain in continuing operations.

(b) Interest income/expense from intercompany borrowings are not allocated to Spectra-Physics results. Such amounts remain in continuing operations.

8

Reconciliation of Previously Reported GAAP and Restated GAAP Results to
Previously Provided Adjusted and Restated Adjusted Results
Schedule D
(In thousands)
(Unaudited)
The components of GAAP results listed below have been excluded from Adjusted results presented in Schedule C of this Supplemental Financial Information package.

	Q1-03			Q2-03		
	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated
Cost of Revenues (a)	-	-	-	-	-	-
Restructuring and Other Costs (net) (b)	8,102	(1,152)	6,950	4,872	(184)	4,688
Amortization of Acquisition-Related Intangible Assets	2,392	(281)	2,111	2,540	(207)	2,333
Difference between GAAP and Adjusted Operating Income	10,494	(1,433)	9,061	7,412	(391)	7,021
Other Income (net)						
Loss/(Gain) on Retirement of Debt						
Gain on Investments (c)	(3,702)	-	(3,702)	(9,952)	-	(9,952)
Difference between GAAP and Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	6,792	(1,433)	5,359	(2,540)	(391)	(2,931)
Income Tax Provision (Benefit) (d)	(1,791)	452	(1,339)	(7,515)	(136)	(7,651)
Difference between GAAP and Adjusted Income from Continuing Operations	5,001	(981)	4,020	(10,055)	(527)	(10,582)
Discontinued Operations (net of tax)	(5,036)	2,697	(2,339)	-	1,502	1,502
Difference between GAAP and Adjusted Net Income	(35)	1,716	1,681	(10,055)	975	(9,080)

(a) The excluded items from cost of revenues include inventory charges, principally for the sale of inventories revalued at the date of acquisition.
(b) Restructuring and other costs consist principally of severance and retention costs; abandoned facility and other expenses of real estate consolidation; gains and losses on the sale of businesses, product lines and property; writedowns of businesses held for sale; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.
(c) The excluded items from gain on investments represent gains from the sale of the company's equity interest in FLIR Systems, Inc. and Thoratec Corporation.
(d) The excluded items from income tax provision (benefit) include the tax consequences of the items detailed above and benefit from tax credit carryforwards.

Thermo Electron Corporation
Reconciliation of Previously Reported GAAP and Restated GAAP Results to
Previously Provided Adjusted and Restated Adjusted Results
Schedule D
(In thousands)
(Unaudited)

The components of GAAP results listed below have been excluded from Adjusted results presented in Schedule C of this Supplemental Financial Information package.

	Q3-03			Q4-03		
	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated
Cost of Revenues (a)		-	-	71	-	71
Restructuring and Other Costs (net) (b)	14,273	(454)	13,819	21,462	(1,719)	19,743
Amortization of Acquisition-Related Intangible Assets	2,470	(207)	2,263	2,502	(171)	2,331
Difference between GAAP and Adjusted Operating Income	16,743	(661)	16,082	24,035	(1,890)	22,145
Other Income (net)						
Loss/(Gain) on Retirement of Debt	976	-	976	-	-	-
Gain on Investments (c)	(10,329)	-	(10,329)	(5,950)	-	(5,950)
Difference between GAAP and Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	7,390	(661)	6,729	18,085	(1,890)	16,195
Income Tax Provision (Benefit) (d)	(1,981)	169	(1,812)	(9,586)	1,002	(8,584)
Difference between GAAP and Adjusted Income from Continuing Operations	5,409	(492)	4,917	8,499	(888)	7,611
Discontinued Operations (net of tax)	(9,518)	(2)	(9,520)	(12,758)	(1,684)	(14,442)
Difference between GAAP and Adjusted Net Income	(4,109)	(494)	(4,603)	(4,259)	(2,572)	(6,831)

(a) The excluded items from cost of revenues include inventory charges, principally for the sale of inventories revalued at the date of acquisition.
(b) Restructuring and other costs consist principally of severance and retention costs, abandoned facility and other expenses of real estate consolidation; gains and losses on the sale of businesses, product lines and property; writedowns of businesses held for sale; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.
(c) The excluded items from gain on investments represent gains from the sale of the company's equity interest in FLIR Systems, Inc. and Thoratec Corporation.
(d) The excluded items from income tax provision (benefit) include the tax consequences of the items detailed above and benefit from tax credit carryforwards.

10

Thermo Electron Corporation
Reconciliation of Previously Reported GAAP and Restated GAAP Results to
Previously Provided Adjusted and Restated Adjusted Results
Schedule D
(In thousands)
(Unaudited)
The components of GAAP results listed below have been
excluded from Adjusted results presented in Schedule C
of this Supplemental Financial Information package.

	2003			Q1-04		
	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated	Previously Reported/ Provided	Reclassify Spectra-Physics	Restated
Cost of Revenues (a)	71	-	71	2,408	-	2,408
Restructuring and Other Costs (net) (b)	48,709	(3,509)	45,200	3,166	(8)	3,158
Amortization of Acquisition-Related Intangible Assets	9,904	(866)	9,038	3,977	(171)	3,806
Difference between GAAP and Adjusted Operating Income	58,684	(4,375)	54,309	9,551	(179)	9,372
Other Income (net)						
Loss/(Gain) on Retirement of Debt	976	-	976	-	-	-
Gain on Investments (c)	(29,933)	-	(29,933)	(1,620)	(1)	(1,621)
Difference between GAAP and Adjusted Income from Continuing Operations Before Income Taxes and Minority Interest	29,727	(4,375)	25,352	7,931	(180)	7,751
Income Tax Provision (Benefit) (d)	(20,873)	1,487	(19,386)	(2,425)	172	(2,253)
Difference between GAAP and Adjusted Income from Continuing Operations	8,854	(2,888)	5,966	5,506	(8)	5,498
Discontinued Operations (net of tax)	(27,312)	2,513	(24,799)		(3,457)	(3,457)
Difference between GAAP and Adjusted Net Income	(18,458)	(375)	(18,833)	5,506	(3,465)	2,041

(a) The excluded items from cost of revenues include inventory charges, principally for the sale of inventories revalued at the date of acquisition.
(b) Restructuring and other costs consist principally of severance and retention costs; abandoned facility and other expenses of real estate consolidation; gains and losses on the sale of businesses, product lines and property; writedowns of businesses held for sale; and legal/advisory fees associated with a reorganization of the company's non-U.S. subsidiary structure.
(c) The excluded items from gain on investments represent gains from the sale of the company's equity interest in FLIR Systems, Inc. and Thoratec Corporation.
(d) The excluded items from income tax provision (benefit) include the tax consequences of the items detailed above and benefit from tax credit carryforwards.

11